Filed by Exelon Corporation
(Commission File No. 1-16169)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Constellation Energy Group, Inc.
(Commission File No. 1-12869)
Beginning on April 28, 2011, Exelon used the following slides in discussions with employees.

Exelon, Constellation Energy to Merge April 28, 2011 Creating a Clean, Competitive Future

About Constellation Energy

•
A leading supplier of competitive power and natural gas, energy products and services for home and business
•
Customers in 38 states, Washington, D.C. and two Canadian provinces
•
Owns and operates Maryland’s largest utility, Baltimore Gas and Electric
Company
•
12,000+ megawatts of generating capacity – fossil, nuclear and renewable
•
FORTUNE 500 company
•
Revenues: $14.3 billion (2010)
•
Ticker symbol: (NYSE) CEG
•
Headquartered in Baltimore, Maryland
•
10,000+ employees (includes CENG nuclear joint venture with EDF)

Transaction Overview
• 100% stock – 0.930 shares of EXC for each share of CEG
• Upfront transaction premium of 18.1%
(1)
• $2.10 per share Exelon dividend maintained
• Expect to close in early 1Q 2012
• Exelon and Constellation shareholder approvals in 3Q 2011
• Regulatory approvals including FERC, DOJ, MD, NY, TX
• Executive Chairman: Mayo Shattuck
• President and CEO: Chris Crane
• Board of Directors: 16 total (12 from Exelon, 4 from Constellation)
• Exelon Corporation
• 78% Exelon shareholders
• 22% Constellation shareholders
• Corporate headquarters: Chicago, IL
• Constellation headquarters: Baltimore, MD
• No change to utilities’ headquarters
• Significant employee presence maintained in IL, PA and MD
Company Name
Consideration
Pro Forma
Ownership
Headquarters
Governance
Approvals &
Timing
(1)  Based on the 30-day average Exelon and Constellation closing stock prices as of April 27, 2011.

Exelon Transaction Rationale
• Increases geographic diversity of generation, load and customers in competitive markets
This transaction meets all of our M&A criteria and can be executed
Shared
Commitment to
Competitive
Markets
Enhances
Scalable Growth
Platform
Creates
Shareholder
Value
• Expands a valuable channel to market our generation
• Enhances margins in the competitive portfolio
• Diversifies portfolio across the value chain
• EPS break-even in 2012 and accretive by +5% in 2013
• Maintains strong credit profile and financial discipline
• Maintains earnings upside to future environmental regulations and power market recovery
• Adds stability to earnings and cash flow

• Adds mix of clean generation to the portfolio Clean
Generation Fleet

Constellation Transaction Rationale
• Upfront premium of 18.1%
(1)
• Dividend accretion of 103% post-closing
• Enhances upside to power market recovery and synergies
The transaction creates financial and strategic value that is consistent with
Constellation’s existing strategy
Creates
Shareholder
Value
• Creates balance sheet capacity to pursue growth opportunities throughout the competitive portfolio
• Reduces cost of capital
Balance Sheet
Strength
Complementary
Portfolios
• Advances strategy of matching load with physical generation in key competitive markets
• Lowers collateral costs of competitive businesses

(1)  Based on the 30-day average Exelon and Constellation closing stock prices as of April 27, 2011.

• $7 billion
• $11 billion
• 11,430 (Total)
• 1,921(Nuclear)
• 1.2 mil. (MD)
• 0.7 mil. (MD)
• 38 states & D.C.
(5)
• ~106 TWh/yr
• 15% Generation
• 50% Utility
• 35% NewEnergy
Combination Will Result in Enhanced Scale,
Scope, Flexibility and Financial Strength
Market  Value and
Enterprise Value
(1)
Pro forma Standalone
Owned
Generation
(in MW)
(2)
Regulated
Utilities
Competitive
Retail &
Wholesale
(4)
Business Mix
(6)
• $27 billion
• $41 billion
• 25,619 (Total)
• 17,047(Nuclear)
Electric customers
• 5.4 mil. (IL, PA)
Gas customers
• 0.5 mil. (PA)
• 4 states
• ~59 TWh/yr
2012E EBITDA
• 51% Generation
• 49% Utilities
• $34 billion
• $52 billion
• 38 states & D.C.
(5)
• ~165 TWh energy sales
• Expect >50% pro forma EBITDA
from competitive business
• 34,401 (Total)
(3)
• 18,968 (Nuclear)
• 6.6 million electric & gas customers
in IL, PA and MD
7
(1)  Market Value as of 4/27/11. Enterprise Value represents Market Value plus Net Debt as of 3/31/11 for Exelon and 12/31/10 for Constellation
(2)  Data as of 12/31/10. Constellation data includes 2,950 MW for Boston Generation assets and excludes 550 MW for Quail Run.
(3)  Net of market mitigation assumed to be 2,648 MW.
(4)  Represents 2011 booked electric sales. Exelon load includes ComEd swap.
(5)  Competitive and wholesale business also active in Alberta and Ontario, Canada.
(6)  Exelon EBITDA estimates per equity research.  Constellation EBITDA estimates per company guidance.

Combined Company Profile

Scale, Scope and Flexibility Across the Value Chain
Upstream Downstream
Reserves (gas)
266 bcf
Owned Generating
Capacity
34 GWs
(1)
Electric
Transmission
7,350 miles
Electric & Gas Dist.
6.6 million customers
Retail &
Wholesale Volumes
(2)
(Electric & Gas)
~165 TWh, 405 bcf
13
Note: Data as of 12/31/10 unless stated otherwise.
(1)   Generation capacity net of market mitigation assumed to be 2,648 MW consisting of Brandon Shores (1,273 MW), H.A. Wagner (976 MW)
and CP Crane (399 MW).
(2)   Electric load includes all booked 2011E competitive retail sales, wholesale sales, and sales to load serving entities including ComEd swap. Gas load includes all booked and forecasted 2011E competitive retail sales.

A Clean Generation Profile Creates Long-Term
Value in Competitive Markets
(1)   Net of market mitigation assumed to be 2,648 MW.
(2) Constellation generation includes Boston Generation acquisition (2,950 MW of natural gas) and excludes Quail Run (~550 MW of natural gas).
Constellation nuclear reflects 50.01% interest in Constellation Energy Nuclear Group LLC.
Exelon Standalone
Total Generation: 25,619 MW
Constellation Standalone
(2)
Total Generation: 11,430 MW
Pro forma Company (Net of Mitigation)
(1)
Total Generation: 34,401 MW
15
Combined company remains the premier low-cost generator
Coal
6%
Oil
8%
Gas
11%
Hydro
6%
Wind/Solar/Other
3%
Nuclear
67%
Coal
24%
Nuclear
17%
Gas
52%
Wind/Solar/Other
2%
Hydro
3%
Oil
3%
Nuclear
55%
Coal
6%
Oil
7%
Gas
24%
Hydro
6%
Wind/Solar/
Other
2%

Combining Constellation’s Leading Competitive
Businesses and Exelon’s Clean Generation…
Captures value across a range
of market conditions
Directly links consumers of
electricity and generation
assets
Spreads credit risk across
more parties
Adds asset optimization
opportunities
Generation Load
Optimizes cost structure by
reducing 3
rd
party transactions
Reduces working capital
requirements and liquidity
needs
…Creates a platform for future growth and optimization of earnings and cash flows
24

16
Expertise in Operating Regulated Utilities in
Large Metropolitan Areas
• 3.8 million electric customers
• Service Territory: 11,300 square miles
• Peak Load
(1)
: 23,613 MW
• 2011 Rate Base
(2)
: $9.3 billion
• 1.6 million electric customers
• 0.5 million gas customers
• Service Territory: 2,100 square miles
• Peak Load
(1)
: 8,932 MW
• 2011 Rate Base
(2)
: $5.0 billion
• 1.2 million electric customers
• 0.7 million gas customers
• Service Territory: 2,300 square miles
• Peak Load
(1)
: 7,198 MW
• 2011 Rate Base
(2)
: $3.9 billion
(1) Peak load represents all-time peak load.
(2) Estimated rate base as of end of year.

(1) Source: KEMA report as of February 2011.
A Leader in the U.S. Commercial and
Industrial Retailer Landscape
450
400
Opportunities for Continued Growth
• Increased customer shopping creates
opportunities for capturing market share
• Vehicle to offer value-added products and
innovative customer solutions
• Constellation remains the top supplier in
the C&I market
• Exelon Energy has become a top 10
supplier in the C&I market
Top 15 Non-Residential Retailers based on
Estimated Annualized Sales (TWh)
(1)
25
0
20
40
60
80
100
120
2009 2010 2011E
Exelon Constellation
Electric Volumes
MWh-Millions

Employee Considerations

Employee Considerations
•
This transaction is driven by strategic fit rather than synergies, but as with any merger, there will be will be some job reductions due to overlap in corporate center roles
• No merger-related job reductions anticipated in utilities or in either company’s nuclear plants
• Some groups will be moving:
• Power Team will be moving to Baltimore to be combined with Constellation’s retail/wholesale and marketing business; this will include some BSC positions supporting Power Team
• Kennett Square will become Exelon Nuclear’s headquarters; that shift will be accomplished largely through the movement of open positions and attrition, and Cantera will remain the
Midwest headquarters; Exelon Power will continue to be headquartered at Kennett Square
• How many positions and groups will ultimately be impacted is not yet known; while most integration will be complete sooner, some transitions could take as long as 36 months
• Relocation and severance plans will be available to help affected employees transition
(1) Assumes potential mitigation requirements to be ~2,648 MW.

Our Commitment to You
•
Exelon is committed to open, complete, frequent
communication. We will communicate with our employees as
information is available. In addition:
–
We will work to mitigate the impact of any job losses, focusing first on the elimination of vacant positions.
–
We will manage any required downsizing through attrition and voluntary separation to the extent we can.
–
We will freeze hiring in some parts of the organization from now through closing, to ensure that individuals impacted by consolidation have the first opportunity for any vacancies.
–
We will work aggressively to redeploy individuals whose jobs are eliminated or who are not able to relocate with their functions.

Your Commitment to Exelon

•
This is an exciting time, and it is also a time of significant change. A feeling of uncertainty is normal, especially for those groups that are directly impacted by the merger.
–
We ask that you stay focused on your work, and on our Vision of being the best group of electric generation and electric and gas delivery companies in the united
States; this is the single most important thing you can do as we work through the transition process
–
Changes will not happen overnight – the transaction will not close until early
2012; some changes may take more than 36 months to fully implement
–
Exelon and Constellation will soon introduce new integration communications, as well as vehicles for seeking employee comments and feedback on the merger;
be on the lookout for those in the near future.
–
For the latest information, Exelon and Constellation have jointly established a website on the merger:
• www.exelonconstellationmerger.com

Cautionary Statements Regarding Forward-Looking
Statements

Except for the historical information contained herein, certain of the matters discussed in this communication constitute
“forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934,
both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,”
“estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-
looking statements include, but are not limited to, statements regarding benefits of the proposed merger, integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon Corporation (Exelon) and Constellation Energy Group, Inc. (Constellation), as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, (1)
the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (11) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (12) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of the combined company.

Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at
www.sec.gov, including: (1) Exelon’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7.
Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial
Statements and Supplementary Data: Note 18; (2) Exelon’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors, (b) Part 1, Financial Information,
ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I,
Financial Information, ITEM 1. Financial Statements: Note 12; and (3) Constellation’s 2010 Annual Report on Form
10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and
Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 12. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Exelon will file with the SEC in connection with the proposed merger.  In light of these risks, uncertainties, assumptions and factors, the forward-
looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor
Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Cautionary Statements Regarding Forward-Looking
Statements (Cont’d)

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  Exelon intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents to be mailed by Exelon and Constellation to their respective security holders in connection with the proposed merger of Exelon and Constellation. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT
PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME
AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Exelon, Constellation and the proposed merger.  Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC's website, www.sec.gov.  In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon Corporation, Investor
Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Constellation Energy Group,
Inc., Investor Relations, 100 Constellation Way, Baltimore, MD 21202. Investors and security holders may also read and copy any reports, statements and other information filed by Exelon, or Constellation, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitations
Exelon, Constellation, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.
Information regarding Exelon’s directors and executive officers is available in its proxy statement filed with the SEC by Exelon on March 24, 2011 in connection with its 2011 annual meeting of shareholders, and information regarding
Constellation’s directors and executive officers is available in its proxy statement filed with the SEC by Constellation on April 15, 2011 in connection with its 2011 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the
SEC when they become available.
18